925 East Meadow Drive, Palo Alto, CA 94303

July 18, 2008

Kevin Woody
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4561
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:      Essex Portfolio, L.P.
File No. 333-44467-1
Form 10-K for Fiscal Year Ended December 31, 2007
Form 10-Q for the Quarterly Period Ended March 31, 2008

Dear Mr. Woody:

Essex Property Trust, Inc. (the “Company” or “Essex”), as general partner of Essex Portfolio, L.P. (the “Essex Operating Partnership”), submits this letter in response to comments from the staff (the “Staff’) of the Securities and Exchange Commission (the “SEC”) received by facsimile, dated June 3, 2008, related to the above filings.

In this letter, we have recited the comments from the Staff in italicized, bold type, and have followed each comment with the response in regular type.  The numbering of the Essex Operating Partnership’s responses set forth corresponds to the numbering in the Staff’s letter.

Item 6. Selected Financial Data, page 26

1.
Please explain to us how you have met all the disclosure requirements of Item 10(e) of regulation S-K and question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures with respect to Adjusted EBITDA.

Response

In response to this comment, the Company believes that the Essex Operating Partnership has complied with the requirements of Item 10(e) of regulation S-K, and advises the Staff that the Essex Operating Partnership’s presentation of Adjusted EBITDA is based on the Company’s responses, set forth in its letter of November 12, 2004 to comments number 2 and 3 of the Staff’s October 14, 2004 comment letter.  Since that November 2004 response letter, the Company and the Essex Operating Partnership have presented Adjusted EBITDA, and the related disclosures, in a manner consistent with what was set forth in the response letter.

Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures with respect to non-GAAP financial measures states that “Companies should never use non-GAAP financial measure in an attempt to smooth earnings.  Further, while there is no per se prohibition against removing a recurring item, companies must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP measure is used to evaluate performance.”  The Company and the Essex Operating Partnership exclude items such as gains on sale of real estate, gains on sales of co-investments, and discontinued operations to reconcile from net income to adjusted EBITDA.  The Company and the Essex Operating Partnership note that they disclose adjusted EBITDA only because it is a component of the interest coverage ratio.  As discussed in the Company’s November 2004 letter, the Company and the Essex Operating Partnership supplementally advise the Staff that they believe that that the interest coverage ratio is a measure frequently used by investors, lenders, security analysts and other interested parties to compare and evaluate companies in its industry, and to assess trends from period to period with respect to a specific company.  As the Company understands it, these parties may use this measure to evaluate, on a comparative basis, a company’s ability to fund property acquisitions and developments and other capital expenditures, including through the incurrence of additional indebtedness.  These parties may use this ratio for other purposes as well. There is no intent to exclude certain items to reconcile to adjusted EBITDA to smooth earnings.  In future filings, the Essex Operating Partnership will include a subtotal to calculate EBITDA, and then such items as gains and discontinued operations will be deducted from the calculation of EBITDA to calculate adjusted EBITDA.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

(14) Stock Based Compensation Plans

Long Term Incentive Plan – Z Units, page F-25

2.
Please explain to us how you have met all the disclosure requirements of paragraphs 64-65 and A240-A241 of SFAS 123(R) with respect to the Series Z and Series Z-1 Incentive Units.  Specifically tell us how you have met the disclosure requirements of paragraph A240(b)(2).  Additionally, please provide us with this information for the years covered by your 2007 Form 10-K or tell us where that disclosure is located.

Response

As requested by the Staff, the Essex Operating Partnership submits the following table to disclose the information that is responsive to paragraph A240(b) through (d) with respect to the Series Z and Series Z-1 Incentive Units:

	Long Term Incentive Plan - Z Units
						Weighted-
					Weighted-	average
	Total	Aggregate	Total	Total	average	remaining
	Vested	intrinsic	Unvested	Outstanding	grant-date	contractual
	Units	value	Units	Units	fair value	life
Balance, December 2004…………………………..........................................	90,191		205,762	295,953	$35.00
Granted...............................................................................................................	-		116,999	116,999	50.38
Vested...............................................................................................................	34,995		(34,995)	-	35.00
Balance, December 2005…………………………….....................................	125,186	$9,548	287,766	412,952	39.36	12.2 years
Vested..............................................................................................................	50,295	-	(50,295)	-	42.16
Balance, December 2006………………………............................................	175,481	13,400	237,471	412,952	39.36	11.2 years
Vested...............................................................................................................	37,724	-	(37,724)	-	39.77
Balance, December 2007……………………................................................	213,205	$15,963	199,747	412,952	$39.36	10.2 years

The above table includes information for the years covered in our 2007 Form 10-K and will be included in all future filings.

In regards to paragraph A240(b)(2), the Staff requested a specific explanation as to how we have met the disclosure requirements of that paragraph.  Please note that the following items are disclosed in the above table:

(1)	The number of vested units for each group of equity instrument or plan,
(2)	The weighted-average grant-date fair value for each group of equity instrument or plan,
(3)	The number of unvested units at the beginning and end of the year,
(4)	The number of units granted,
(5)	The number of vested units, and
(6)	The number of units forfeited.

*           *           *

The Essex Operating Partnership hereby acknowledges that:

•	the Essex Operating Partnership is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filings; and

•	the Essex Operating Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or additional comments regarding this response to the undersigned.

Sincerely,

/s/ Michael T. Dance

Michael T. Dance
Executive Vice President, Chief Financial Officer
Essex Property Trust, Inc.
925 East Meadow Drive
Palo Alto, CA 94303

Direct:  +1 650 849 1706
Fax:  +1 650 858 0139
Email:  mdance@essexpropertytrust.com